SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                             For 23 September 2004


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                               Bank of Ireland


                              Pre Close Statement

                        Six months to 30 September 2004

Highlights

     -    Alternative earnings per share - high single digit percentage growth

     -    Our diverse business mix continues to deliver strong operating profits

     -    Strong volume growth

     -    Continuing robust asset quality

     -    Strong capital ratios

"The continued strong momentum in the economies in which we operate particularly in the Republic of Ireland has driven very strong trading performance across the Group. We continue to position ourselves in each of our marketplaces to gain maximum benefit from the improving macro economic backdrop and to drive further profit growth in the future."

Brian Goggin
Group Chief Executive

                                Bank of Ireland

                               23 September 2004



Pre Close Briefings with analysts

Bank of Ireland Group will meet market analysts ahead of its close period for the half year ended 30 September 2004. This statement is issued in advance of these meetings.

Bank of Ireland Group

The Group expects to report a high single digit percentage growth in alternative earnings per share, and a mid single digit percentage growth in profit before tax and exceptional items for the half year to 30 September 2004.

Bank of Ireland Group Profit and Loss Account

Group net interest income will show a mid single digit percentage increase on a constant currency basis, strong volume growth both in the UK and Ireland being a feature of this improvement. Group net interest margin is expected to decline by high teen basis points as indicated at the time of our year end results last May, caused in equal proportions by Retail Republic of Ireland and UKFS. This reduction is again due to the current interest rate environment and the change in funding mix to accommodate the growth in assets.

Non-interest income is expected to show a mid single digit increase. The corresponding period to September 2003 included a change in the discount rate and a positive investment variance in BOI Life. Excluding the impact of these an underlying increase in non-interest income of a high single digit percentage is expected.

Total income is expected to grow by mid single digit percentage growth.

On a constant currency basis, total costs are expected to grow by a mid to high single digit percentage reflecting some investment costs in the Divisions. We expect to report a negative cost-income gap of c. 2% for this half year, driven by these investment costs and the inclusion in the prior period of the discount rate change and the positive investment variance of BOI Life. For the full year we expect the cost and income growth to be in line.

In line with accounting conventions our investment in the UK Post Office Financial Services will be reported as a fully consolidated subsidiary from 1 August this year with the UK Post Office share of 49.99% of income and costs deducted below the line as a minority interest. The reporting of the investment will distort comparison against our results to September 2003 and therefore the guidance set out for the Bank of Ireland Group Profit and Loss account above excludes the impact on a line by line basis of the UK Post Office Financial Services subsidiary for ease of comparison.

At the time of our release, the Group accounts will include an exceptional profit of c. EUR40 million, largely due to the sale of Euroconex.

Asset Quality

The quality of the loan book remains strong. The loan loss charge as a percentage of the total loan book is expected to show an improvement on the September 2003 position, with the arrears experience continuing to be satisfactory. The loan loss charge for the half year at high single basis points will include a release from the non-designated specific provision of high single digit millions higher than the corresponding period last year.

Operating Performance by Business Divisions

Retail Republic of Ireland

Retail Republic of Ireland is expected to report a very strong improvement in profit before tax which is expected to grow by a high teens percentage over the corresponding period last year. Lending volumes are expected to show a strong low twenties percentage increase, with mortgage volumes growth in the high twenties and other lending growth in the high teens. Resources volumes are anticipated to show a high single digit percentage increase. Low double digit percentage growth in net interest income is anticipated. Non interest income is expected to increase by a high single digit percentage. The loan loss charge is expected to be somewhat lower than last year. Costs are expected to rise by a mid to high single digit percentage with salary costs and depreciation charges the main contributors.

Bank of Ireland Life

Operating profits at the Group's life assurance division are expected to grow by a mid to high twenties percentage in the first six months of the financial year on the back of very strong growth in sales volumes and market share. Overall profits will be lower than last year as the corresponding period included gains of EUR30m in aggregate for both the benefit arising from the reduction of 2% in the embedded value discount rate and a positive Investment Variance.

Wholesale Financial Services

Profit before tax is expected to show low to mid teen percentage growth over the half year to September 2003. The Division's performance has benefited from low double digit percentage growth in both domestic and international lending volumes compared to September 2003 and a significant increase in the contribution from First Rate Enterprise's Joint Venture with the UK Post Office. Income (including share of Joint Venture) is expected to show low teens percentage growth, with cost growth broadly similar, reflecting the continuing investment in our international niche and skills based businesses. The loan loss charge is expected to be broadly flat.

UK Financial Services

(In Local Currency)

The UKFS division expects to achieve strong volume growth, particularly on the asset side, where low double digit growth is anticipated in the mortgage book with mid to high teen percentage growth in Business Banking. Resources are also expected to rise by a mid single digit percentage over September 2003. Low single digit growth in profit before exceptional items and taxation is anticipated from the division. Net interest income is expected to be mid single millions lower than the same period last year mainly due to UK base rate changes and mortgage back book repricing. Other income is expected to be slightly lower. Cost levels are expected to remain flat over the same period last year reflecting the benefits from the Business Improvement Plan together with continued investment costs in Business Banking. The continued strength of asset quality has allowed a release of loan loss provisions in the period.

Asset Management Services

Profit before tax for the Division is expected to grow by a low double digit percentage over the same period last year.

While global equity markets were broadly flat in the first half, average assets under management is expected to be mid teen percentage higher than for the same period in 2003/04 which positively impacted asset management revenues in Bank of Ireland Asset Management (BIAM) and Iridian Asset Management (Iridian). Continuing pressure on BIAM's relative investment performance for North American EAFE clients has resulted in some client losses but this has been partially offset by new business wins.

Total income is expected to rise by mid to high single digit percentage, with a mid single digit percentage growth in costs.

During the period BIAM increased its stake in Iridian to 76% from 61%.

UK Post Office Financial Services

The launch of the business is at an early stage and progressing well, and is in line with financial projections. The trading results of the business including start up costs will negatively impact Group alternative earnings per share by close to 2% for the half year.

Ends
23 September 2004

John O'Donovan, Group Chief Financial Officer will host a conference call at 9.30a.m. GMT on 23 September 2004. Dial in details are attached. We suggest participants dial in early to avoid any delay in joining the call.

Interim results for the half year to 30 September 2004 will be published on Thursday 11 November 2004.

For further information:

John O'Donovan Group Chief Financial Officer                  353 1 632 2054
Fiona Ross     Head of Group Investor Relations               353 1 604 3501
Dan Loughrey   Head of Group Corporate Communications         353 1 604 3833

Pre-conference Arrangements

- Irish participants please dial: 01 439 0432. International participants please dial: +353 1 439 0432.

- UK participants please dial: 0207 769 6432. International back up dial-in number is: +44 207 769 6432.

Post Conference Arrangements

The conference will be available in Digital Replay. To access the recording

- Irish participants please dial: 01 2400041. International participants please dial: +353 1 2400041.

- UK participants please dial: 0207 769 6425. International participants please dial: +44 207 769 6425.

-    US participants please dial: 1 630 652 3000.

-    The Digital Replay Security code is: 411948#.

- This service will be available from 4.00 p.m. on 23/09/2004 and will be available until 5:00 p.m. BST 01/10/2004

This announcement contains certain forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include but are not limited to risks and uncertainties relating to profitability targets, prevailing interest rates, the performance of the Irish economy and the international capital markets, the Group's ability to expand certain of its activities, competition, the Group's ability to address information technology issues and the availability of funding sources. The Bank of Ireland Group does not undertake to release publicly any revision to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof.




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 23 September, 2004